UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2018 FOURTH QUARTER AND FULL YEAR RESULTS

Mexico City, February 26, 2019, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the fourth quarter and full year of 2018.

Operational and Financial Highlights for the Fourth Quarter

•      Volumes increased in Brazil, Central America, and Colombia; transactions outperformed volumes in these operations.

•      Revenues increased 2.0%, while comparable revenues grew 7.8%. Pricing ahead of inflation in most of our operations, combined with volume growth in Brazil, Central America and Colombia, were partially offset by unfavorable currency translation effects from the Brazilian Real and the Colombian Peso, hyperinflationary accounting in Argentina and the deconsolidation of Venezuela.

•      Operating income grew 0.3%, while comparable operating income increased 4.3%, driven mainly by lower sweetener costs, a favorable currency hedging position in South America, and operating expense efficiencies, partially offset by higher PET prices.

•      Operating cash flow declined 2.0%, while comparable operating cash flow grew 4.1%.

•      Earnings per share was Ps. 2.64, while earnings per share from continuing operations was Ps. 1.38.

Operational and Financial Highlights for the Year

•       Revenues were flat, while comparable revenues grew 5.9%. Pricing in line or ahead of inflation in most of our countries, combined with volume growth in Mexico, Brazil, Central America, and Colombia; were partially offset by unfavorable currency translation effects from South America operations, and the deconsolidation of Venezuela.

•       Operating income declined 1.3%, while comparable operating income increased 0.9%. Operating cash flow decreased 2.3%, while in comparable terms, increased 3.8%.

•       Earnings per share was Ps. 6.62, while earnings per share from continuing operations was Ps. 5.21.

Results Summary

	Fourth Quarter			Year to Date
	As Reported (1)		Comparable (2)	As Reported (1)		Comparable (2)
Expressed in millions of Mexican pesos.	2018	D%	D%	2018	D%	D%
Total revenues	50,166	2.0%	7.8%	182,342	(0.5%)	5.9%
Gross profit	23,017	1.7%	5.9%	83,938	0.5%	5.5%
Operating income	7,342	0.3%	4.3%	24,673	(1.3%)	0.9%
Operating cash flow (3)	10,215	(2.0%)	4.1%	35,456	(2.3%)	3.8%
Net income attributable to equity holders of the company	5,541			13,910
Earnings per share - Continued operations	1.38			5.21
Earnings per share (4)	2.64			6.62

(1)   2017 financial information is re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.
(2)   Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)   Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.
(4)   Quarterly earnings / outstanding shares as of the end of the period. Outstanding shares were 2,100.8 million.

Message from the Chief Executive Officer

“In a year marked by high volatility, I am very pleased with our organization’s capability to navigate challenges and capitalize on opportunities, allowing us to achieve strong results and providing an encouraging outlook for 2019. Mexico and Central America’s top-line continues to grow; in South America, a recovering environment in Brazil coupled with a strengthened portfolio, enabled us to deliver consistent volume growth; in Colombia and Argentina, we continue to offer appealing options for difficult consumer environments. Finally, in 2018, we achieved significant milestones that reaffirm our disciplined approach to capital allocation. We closed important acquisitions in Guatemala and Uruguay, and we are positioned for further sustainable and profitable growth by adding flexibility to our balance sheet and capital structure, underscoring our commitment to deliver value for all our stakeholders,” said John Santa Maria Otazua, Chief Executive Officer of the Company.

Press Release 4Q 2018 February 26, 2019	Page 1

Consolidated results for the fourth quarter

Comparable(1) figures:

Revenues: Comparable total revenues grew 7.8% in the fourth quarter of 2018 as compared to the same period of 2017, driven by average price per unit case growth, ahead of inflation in Brazil, Central America and Mexico, coupled with volume growth in Brazil and Colombia.

Transactions: Comparable number of transactions increased 1.4%. Our sparkling beverage category remained flat, driven by 0.8% growth in our colas portfolio, partially offset by a decline in flavors. Our positive performance in colas was driven by growth in Brazil and Colombia. Our still beverage category increased 6.3%, driven mainly by the positive performance of Brazil, Colombia and Mexico, partially offset by a decline in Central America. Finally, our water category’s transactions increased by 9.2%, driven by growth in Brazil, Colombia, and Mexico, partially offset by a decline in Central America.

Volume: Comparable sales volume increased 0.9% in the fourth quarter of 2018 as compared to the same period in 2017. Our sparkling beverage portfolio’s volume remained flat, driven by growth in our colas portfolio, offset by a decline in flavors. Our growth in colas was driven by positive performance in Brazil and Colombia. Our still beverage category’s volume grew 11.7%, driven by positive performance in Brazil, Central America, and Mexico. Our personal water portfolio’s volume remained flat, as positive performance in Brazil and Mexico was offset by declines in Central America and Colombia. Finally, our bulk water portfolio’s volume increased 1.1%, driven mainly by growth in Brazil and Colombia, partially offset by a decrease in Mexico and Central America.

Gross profit: Comparable gross profit grew 5.9%. Our volume growth, lower sweetener prices in most of our operations, and favorable currency hedging positions in South America were offset by higher PET prices across most of our operations, higher concentrate prices in Mexico, and the depreciation in the average exchange rate of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income increased 4.3% for the fourth quarter of 2018 as compared to the same period of 2017.

Operating cash flow: Comparable operating cash flow increased 4.1% in the fourth quarter of 2018.

As reported figures:

According to IFRS 5, the Philippines is presented as a discontinued operation as of January 1, 2018 and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017.

Revenues: Total revenues increased 2.0% to Ps. 50,165.6 million in the fourth quarter of 2018, driven mainly by volume growth in Brazil, Central America and Colombia, price increases above inflation in Argentina, Brazil, and Mexico and the consolidation of recently acquired territories in Guatemala and Uruguay. These factors were partially offset by the negative translation effect resulting from the depreciation of the Argentine Peso, the Brazilian Real and the Colombian Peso as compared to the Mexican Peso, combined with volume decline in Argentina and Mexico, hyperinflationary accounting in Argentina and the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017.

Transactions: Reported total number of transactions increased 1.2% to 5,186.7 million in the fourth quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume remained flat at 871.7 million unit cases in the fourth quarter of 2018 as compared to the same period in 2017.

Gross profit: Gross profit increased 1.7% to Ps. 23,016.6 million, and gross margin contracted 10 basis points to 45.9%.

(Continued on next page)

(1)                 Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 2

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 108 million in the fourth quarter of 2018, compared to a loss of Ps. 103 million recorded in the fourth quarter of 2017. This is mainly due to a loss in our dairy joint venture in Panama and in our Jugos del Valle joint venture in Mexico, partially offset by gains in our joint ventures in Brazil.

Operating Income: Operating income increased 0.3% to Ps. 7,342.0 million, and operating margin contracted 30 basis points to 14.6% during the fourth quarter of 2018 as compared with the same period of 2017.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 632 million, driven mainly by an impairment of Ps. 432 million to our investment in our dairy joint venture Estrella Azul, in Panama, coupled with provisions related to contingencies in Brazil and Colombia. This is compared to an expense of Ps. 29,090 million during the fourth quarter of 2017 which was driven by a one-time non-cash charge related to the deconsolidation of Venezuela as of December 31, 2017.

Comprehensive financing result: Comprehensive financing result in the fourth quarter of 2018 recorded an expense of Ps. 2,149 million, compared to an expense of Ps. 1,090 million in the same period of 2017.

During the fourth quarter of 2018, we recorded an interest expense net, of Ps. 1,770 million, compared to Ps. 1,744 million in the fourth quarter of 2017. This increase was driven by additional financing of Ps. 10,100 million during the second quarter of 2018 for the acquisition of new territories in Guatemala and Uruguay. However, this effect was partially offset by the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to existing Brazilian Real-denominated interest expense; the maturity of our five year Yankee bond in November and the reduction of the debt in Colombia.

In addition, for the fourth quarter, we recorded a foreign exchange loss of Ps. 371 million as compared to a gain of Ps. 505 million in the same period of 2017. This loss was driven mainly by the appreciation of the Mexican Peso as applied to our U.S. dollar cash position, which included income related to the sale of our stake in Coca-Cola FEMSA Philippines, Inc.

Moreover, due to the reporting of our Argentina operation as a hyperinflationary subsidiary, during the fourth quarter of 2018, our monetary position in inflationary subsidiaries recorded a gain of Ps. 59 million as compared to a gain of Ps. 460 million during the same period of 2017, which was generated by Venezuela.

Market value on financial instruments recorded a loss of Ps. 67 million as compared to a loss of Ps. 310 million in the fourth quarter of 2017.

Income tax: During the fourth quarter of 2018, reported income tax as a percentage of income before taxes was 30.1%.

Net income: Consolidated net controlling interest income reached Ps. 5,541 million which includes the sale of the Philippines stake in the fourth quarter 2018, as compared to a loss of Ps. 24,245 million during the same period of the previous year, which included a one-time non-cash charge related to the deconsolidation of Venezuela. For the fourth quarter 2018, earnings per share (EPS) was Ps. 2.64 (Ps. 26.37 per ADS).  Earnings per share from continuing operations was Ps. 1.38 (Ps. 13.75 per ADS).

Operating cash flow: Operating cash flow decreased 2.0% to Ps. 10,215 million, and operating cash flow margin contracted 80 basis points to 20.4%.

Press Release 4Q 2018 February 26, 2019	Page 3

Consolidated Balance Sheet (1)

As of December 31, 2018, we had a cash balance of Ps. 23,727 million of which US$ 751 million is denominated in U.S. dollars. Our cash balance increased Ps. 4,960 million compared to year-end 2017. As of December 31, 2018, total short-term debt was Ps. 11,604 million and long-term debt was Ps. 70,201 million. Total debt decreased by Ps. 1,555 million and net debt decreased by Ps. 6,515 million compared to year end 2017, driven mainly by the proceeds obtained from the divestiture of the Philippines and cash generated during the year, compensated with incremental net debt for the acquisitions of Uruguay and Guatemala.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian Reals and Mexican Pesos, was 8.21%, an increase as compared to the fourth quarter 2017 due mainly to our fixed exposure to Brazilian reals denominated debt and the effect of the increase of the TIIE rate on our bilateral loans in Mexican Pesos. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2018.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican Pesos	60.3%	15.0%
U.S. Dollars	8.5%	0.0%
Colombian Pesos	1.6%	100.0%
Brazilian Reals	27.7%	2.5%
Uruguayan Pesos	1.7%	0.0%
Argentine Pesos	0.2%	0.0%

Debt Maturity Profile

Maturity Date	2019	2020	2021	2022	2023	2024+
% of Total Debt	14.2%	13.6%	14.7%	1.9%	30.8%	24.8%

(1)      See page 15 for detailed information.

(2)      After giving effect to cross-currency swaps.

(3)      Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	FY 2018	FY 2017	Δ %
Net debt including effect of hedges (1)(3)	56,940	68,973	-17.4%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.61	1.74
Operating cash flow/ Interest expense, net (1)	5.40	4.99
Capitalization (2)	40.5%	39.3%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Press Release 4Q 2018 February 26, 2019	Page 4

Mexico & Central America Division

(Costa Rica, Guatemala, Mexico, Nicaragua, and Panama)

Comparable(1) figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 4.1% in the fourth quarter of 2018 as compared to the same period in 2017, driven by pricing ahead of inflation partially offset by volume contraction in the division.

Transactions: Comparable transactions in our Mexico and Central America division decreased 2.6% in the fourth quarter of 2018. Our sparkling beverage portfolio’s transactions dropped 3.3%, driven mainly by a 3.6% decrease in our colas portfolio. Our still beverage category’s transactions increased 1.1% in the division, driven by 3.4% growth in Mexico, partially offset by a decline in Central America. Our water transactions, including bulk water, increased 0.5%, driven by growth in Mexico.

Volume: Total sales volume for the division decreased 1.1% in the fourth quarter of 2018, compared to the same period of 2017. Our sparkling beverage category’s volume decreased 1.7%, driven by a 2.1% decrease in our colas portfolio, due to a decline in both Mexico and Central America. Our still beverage category’s volume increased 6.9%, driven by 7.2% growth in Mexico and 5.1% growth in Central America. Our personal water portfolio’s volume decreased 0.6%, driven by a decline in Central America, partially offset by growth in Mexico. Our bulk water portfolio’s volume declined 2.1% driven by a contraction in the division.

Gross profit: Comparable gross profit grew 4.7% in the fourth quarter of 2018 as compared to the same period in 2017. Our pricing initiatives, a favorable currency hedging position and declining sweetener costs were offset by higher PET prices, higher concentrate costs in Mexico, and the depreciation of the average exchange rates of the Mexican Peso, the Guatemalan Quetzal, the Costa Rican Colon, and the Nicaraguan Cordoba as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division increased 4.5% in the fourth quarter of 2018 as compared to the same period in 2017, despite higher maintenance expenses and labor costs in Mexico; factors that were partially offset by a non-cash operating foreign exchange gain in Mexico.

Operating cash flow: Comparable operating cash flow increased 5.3% in the fourth quarter of 2018 as compared to the same period in 2017.

As reported figures:

Revenues: Reported total revenues increased 8.7% to Ps. 25,424.3 million in the fourth quarter of 2018 as compared to the same period of 2017, driven by the consolidation of recently acquired territories in Guatemala as of May 1, 2018 and pricing ahead of inflation in Mexico, partially offset by a volume decline in Mexico.

Transactions: Reported total number of transactions increased 1.6% to 2,807.4 in the fourth quarter of 2018 as compared to the same period of 2017.

Volume: Reported total sales volume increased 1.8% to 503.8 million unit cases in the fourth quarter of 2018 as compared to the same period in 2017.

Gross profit: Reported gross profit increased 9.2% to Ps. 12,232.2 million in the fourth quarter of 2018, and gross profit margin expanded 20 basis points to 48.1% during the period.

Operating income: Reported operating income increased 7.0% to Ps. 3,404.4 million in the fourth quarter of 2018, and operating income margin contracted 20 basis points to 13.4% during the period.

Operating cash flow: Reported operating cash flow increased 8.8% to Ps. 5,305.3 million in the fourth quarter of 2018, resulting in flat operating cash flow margin of 20.9%.

(1)   Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 5

South America Division

(Argentina, Brazil, Colombia, and Uruguay)

Comparable(1) figures:

Revenues: Comparable total revenues increased 12.4%, driven by volume growth in Brazil and Colombia coupled with pricing ahead of inflation in Brazil.

Transactions: Comparable transactions in the division increased 7.0% during the fourth quarter of 2018. Our sparkling beverage portfolio’s transactions increased 4.9%, driven by 7.5% growth in colas, partially offset by a decline in our flavors portfolio. Our positive performance in colas was driven by growth in both Brazil and Colombia. Our still beverage category’s transactions increased 14.5%, driven by increases in Brazil and Colombia while our water transactions, including bulk water, increased 17.5% driven by positive performance across the division.

Volume: Comparable total sales volume in South America increased 4.2% during the fourth quarter of 2018 as compared to the same period of 2017. Our sparkling beverage category’s volume increased 2.6%, driven by 5.5% growth in colas, partially offset by a decline in flavors. Colas’ positive performance was driven by growth in Brazil and Colombia. Our still beverage category’s volume increased 20.9%, driven by growth in Brazil. Our personal water category’s volume increased 10.3%, driven by growth in Brazil and Colombia. Our bulk water business’s volume increased 6.2%, driven by positive performance in both Brazil and Colombia.

Gross profit: Comparable gross profit increased 7.5% as a result of lower sweetener prices, a favorable currency hedging position in the division, and our pricing initiatives. These factors were offset by higher PET prices in the division, an unfavorable raw material hedging position in Brazil, and the depreciation of the average exchange rate of the Brazilian Real and the Colombian Peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division increased 4.0% as compared to the same period in 2017, driven by operating expense efficiencies in Brazil.

Operating cash flow: Comparable operating cash flow increased 2.7% as compared to the same period of 2017.

As reported figures:

Revenues: Reported total revenues declined 4.0% to Ps. 24,741.3 million in the fourth quarter of 2018, driven mainly by a volume contraction in Argentina, coupled with an unfavorable currency translation effect resulting from the depreciation of the Brazilian Real and the Colombian Peso as compared to the Mexican Peso, the reporting of Argentina as a hyperinflationary subsidiary, and the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017. These factors were partially offset by volume growth in Brazil and Colombia, pricing ahead of inflation in Brazil and Argentina and the consolidation of the recently acquired territory in Uruguay as of July 1, 2018.

Transactions: Reported total number of transactions increased 0.8% to 2,379.3 million in the fourth quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume decreased 2.7% to 368.0 million unit cases in the fourth quarter of 2018 as compared to the same period in 2017.

Gross profit: Reported gross profit decreased 5.6% to Ps. 10,784.4 million in the fourth quarter of 2018, and gross profit margin contracted 70 basis points to 43.6%.

Operating income: Reported operating income decreased 4.8% to Ps. 3,937.6 million in the fourth quarter of 2018, resulting in a margin contraction of 10 basis points to 15.9%.

Operating cash flow: Reported operating cash flow decreased 11.4% to Ps. 4,909.8 million in the fourth quarter of 2018, resulting in a margin contraction of 170 basis points to 19.8%.

(1)   Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 6

Full-Year Consolidated Results

Comparable(1) figures:

Revenues: Comparable total revenues grew 5.9% in 2018 as compared to 2017, driven by average price per unit case growth ahead of inflation in Mexico, coupled with volume growth in Brazil, Colombia, Central America, and flat volume performance in Mexico.

Transactions: Comparable number of transactions increased 1.4%. Our sparkling beverage category’s transactions increased 0.4%, driven by 1.9% growth in our colas portfolio partially offset by a decline in flavors. Our positive performance in colas was driven by growth in Brazil, Central America, and Colombia. Our still beverage category’s transactions increased 4.0%, driven by the positive performance of Brazil and Mexico. Finally, our water category’s transactions increased by 8.2%, driven by growth across most of our operations, partially offset by a decline in Central America.

Volume: Comparable sales volume increased 1.3% in 2018 as compared to 2017. Additionally, excluding jug water volume, comparable sales volume increased 1.7%. Our sparkling beverage portfolio’s volume increased 1.0%, driven mainly by growth in our colas portfolio across our operations, partially offset by a decline in our flavors portfolio. Our still beverage category’s volume increased 5.8%, driven by volume growth in Brazil, Central America, and Mexico, which offset negative performance in Colombia. Our personal water portfolio’s volume grew 7.2% due to the positive performance of most of our operations, partially offset by Central America. Finally, our bulk water portfolio’s volume decreased 2.6%, driven by declines in Colombia and Mexico.

Gross profit: Comparable gross profit grew 5.5%. Our pricing initiatives, coupled with lower sweetener prices in most of our operations, were offset by higher PET costs across most of our operations, higher concentrate costs in Mexico, and the depreciation in the average exchange rate of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income increased 0.9% in 2018 as compared to 2017.

Operating cash flow: Comparable operating cash flow increased 3.8% in 2018.

As reported figures:

According to IFRS 5, the Philippines is presented as a discontinued operation as of January 1, 2018 and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017.

Revenues: Reported total revenues decreased 0.5% to Ps. 182,342 million during 2018, as the consolidation of recently acquired territories in Guatemala and Uruguay, volume growth in Brazil, Central America and Colombia, flat volumes in Mexico, and price increases increase above inflation in Argentina and Mexico were offset by the negative translation effect resulting from the depreciation of the Argentine Peso, the Brazilian Real and the Colombian Peso as compared to the Mexican Peso, the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017, and the reporting of Argentina as a hyperinflationary subsidiary as of July 1, 2018.

Transactions: Reported total number of transactions increased 0.7% to 19,725.7 million in 2018 as compared to 2017.

Volume: Reported total sales volume remained flat at 3,321.8 million unit cases in 2018 as compared to 2017.

Gross profit: Reported gross profit increased 0.5% to Ps. 83,937.6 million, and gross margin expanded 40 basis points to 46.0%.

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 309 million in 2018, compared to a gain of Ps. 98 million recorded in 2017. This is due mainly to a loss in our dairy joint venture in Panama and in our Jugos del Valle joint venture in Mexico, partially offset by gains in our joint ventures in Brazil.

(Continued on next page)

(1)   Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 7

Operating Income: Operating income decreased 1.3% to Ps. 24,672.5 million, and operating margin declined 10 basis points to 13.5% during the 2018 as compared with 2017, which included Venezuela.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 848 million, driven mainly by an impairment of Ps. 432 million of our investment in our dairy joint venture Estrella Azul, in Panama combined with provisions related to contingencies in Brazil and Colombia. This is compared to an expense of Ps. 30,988 million in 2017, which was driven by a one-time non-cash charge related to the deconsolidation of Venezuela as of December 31, 2017.

Comprehensive financing result: Comprehensive financing result in 2018 recorded an expense of Ps. 6,943 million, compared to an expense of Ps. 5,362 million in the same period of 2017.

In 2018, we recorded an interest expense, net, of Ps. 6,564 million, compared to Ps. 7,987 million in 2017. This decrease was driven by the decline of short-term interest rates in Brazil; the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to existing Brazilian Real-denominated interest expense; and the reduction of debt in Argentina, Brazil, and Colombia. However, these factors were partially offset by: (i) financing of Ps. 10,100 million for the acquisition of our new territories in Guatemala and Uruguay; and (ii) an interest rate increase in Mexico.

In addition, in 2018, we recorded a foreign exchange loss of Ps. 277 million as compared to a gain of Ps. 788 million in 2017, which resulted from the depreciation of the Mexican Peso as applied to our U.S. dollar-denominated cash position that included income related to the sale of our stake in Coca-Cola FEMSA Philippines, Inc.

Due to the deconsolidation of Coca-Cola FEMSA de Venezuela, no monetary position in hyperinflationary subsidiaries was recorded in the first six months of 2018. Nevertheless, with the reporting of Argentina as of July 1, 2018, a gain of Ps. 212 million was recorded in monetary position in hyperinflationary subsidiaries for the second half of 2018, compared to a gain of Ps. 1,591 million related to Venezuela for the full year of 2017.

Market value on financial instruments recorded a loss of Ps. 314 million, compared to a gain of Ps. 246 million in 2017, due to the decrease in long-term interest rates in Brazil as applied to our fixed rate cross-currency swaps, during the period.

Income tax: In 2018, reported income tax as a percentage of income before taxes was 31.0%.

Net income: Consolidated net controlling interest income reached Ps. 13,910.2 million in 2018, which includes one-time income related to the sale of the stake in the Philippines, as compared to a loss of Ps. 12,802.1 million during 2017, which included a one-time non-cash charge related to the deconsolidation of Venezuela. For 2018, earnings per share (EPS) was Ps. 6.62 (Ps. 66.21 per ADS). Earnings per share from continuing operations was Ps. 5.21 (Ps. 52.05 per ADS).

Operating cash flow: Operating cash flow decreased 2.3% to Ps. 35,455.7 million, and operating cash flow margin contracted 40 basis points.

Results from discontinued operations

On August 16, 2018, KOF announced the exercise of the put option to sell its 51% stake in Coca-Cola FEMSA Philippines, Inc. The transaction was subsequently closed on December 13, 2018. Therefore, the Philippines is presented as a discontinued operation as of January 1, 2018, and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.

During 2018, the result of discontinued operations reached Ps. 3,366 million as compared to Ps. 3,726 million in the same period of the previous year. This result includes the operations result for 2018, the income from re-measurement of fair value less cost to sell, and the accumulated current translation effect, resulting in net income of Ps. 2,524 million.

Press Release 4Q 2018 February 26, 2019	Page 8

Recent Developments

•         On November 1, 2018, Coca-Cola FEMSA paid the second installment of the 2017 dividend in the amount of Ps. 1.67 per share.

•         On November 1, 2018, Coca-Cola FEMSA announced its Chief Financial Officer Succession plan: Constantino Spas has been elected by the Board of Directors to succeed Hector Treviño, effective as of January 1st 2019.

•         On December 13, 2018, Coca-Cola FEMSA announced the closing of the transaction to sell its operation in the Philippines, for an aggregate amount of US$ 715 million.

•         On January 31, 2019, Coca-Cola FEMSA announced a stock split and listing of shares in the form of units, subject to the approval of the Mexican National Banking and Securities Commission.

•         On February 25, 2019, Coca-Cola FEMSA’s Board of Directors agreed to propose for approval at the Annual Shareholders Meeting, to be held on March 14, 2019, an ordinary dividend of Ps. 3.54 per share to be paid in two installments.

•         Coca-Cola FEMSA is proud to be a member of the Bloomberg 2019 Gender-Equality Index (GEI).  A twofold achievement, the GEI recognizes companies around the world for their commitment to both workplace equality and transparency.

Relevant Reporting Information

•       On August 16, 2018, KOF announced the exercise of the put option to sell its 51% stake in Coca-Cola FEMSA Philippines, Inc. The transaction was subsequently closed on December 13, 2018.  Therefore, the Philippines is now presented as a discontinued operation as of January 1, 2018, and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation. As a result, the Asia Division is no longer reported.

•       As of July 1, 2018, Argentina is reported as a hyperinflationary subsidiary.

Comparability

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, including: acquisitions made in Guatemala and Uruguay as of May and July 2018, respectively; (ii) translation effects resulting from exchange rate movements; and (iii) the results of hyperinflationary subsidiaries in both periods: Venezuela’s results from only for 2017 due to its deconsolidation, and Argentina’s results from 2018 and 2017. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability. The relation between our reported and comparable figures is described in the following chart:

(*)Reported 2018 figures reflect the Philippines as a discontinued operation

Press Release 4Q 2018 February 26, 2019	Page 9

Conference Call Information

Our fourth quarter 2018 conference call will be held on February 26, 2019, at 10:00 A.M. Eastern Time (09:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-239-9838 or International: +1 323-794-2551. Participant code: 5039197. We invite investors to listen to the live audio cast of the conference call on the Company’s website, http://webcastlite.mziq.com/cover.html?webcastId=53ddf947-e8e9-4917-9b01-00084c3bfa05. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and on our corporate website at www.coca-colafemsa.com/investors/ bmv-sec-filings.html.

Additional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Earnings per share were computed based on 2,100.8 million shares (each ADS represents 10 local shares).

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to more than 290 million consumers daily. With over 87 thousand employees, the company markets and sells approximately 3.3 billion unit cases through 2 million points of sale a year. Operating 48 manufacturing plants and 292 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela. For further information, please visit www.coca-colafemsa.com

For additional information or inquiries, contact the Investor Relations team:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx

•         Jorge Collazo | jorge.collazo@kof.com.mx

•         Maria Fernanda Garcia | maria.garciacr@kof.com.mx

 (8 pages of tables to follow)

Press Release 4Q 2018 February 26, 2019	Page 10

Quarter - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	4Q 18	% Rev	4Q 17 Re-presented(2)	% Rev	Δ % Reported	Δ % Comparable (9)
Transactions (million transactions)	5,186.7		5,124.0		1.2%	1.4%
Volume (million unit cases) (3)	871.7		873.2		-0.2%	0.9%
Average price per unit case (3)	52.19		51.67		1.0%
Net revenues	49,982		49,029		1.9%
Other operating revenues	183		139		31.5%
Total revenues (4)	50,166	100.0%	49,169	100.0%	2.0%	7.8%
Cost of goods sold	27,149	54.1%	26,540	54.0%	2.3%
Gross profit	23,017	45.9%	22,628	46.0%	1.7%	5.9%
Operating expenses	15,165	30.2%	14,778	30.1%	2.6%
Other operating expenses, net	402	0.8%	429	0.9%	-6.3%
Operating equity method (gain) loss in associates(5)	108	0.2%	103	0.2%	4.8%
Operating income (6)	7,342	14.6%	7,319	14.9%	0.3%	4.3%
Other non operating expenses, net	632		29,090		-97.8%
Non Operating equity method (gain) loss in associates(7)	(43)		(92)		-53.7%
Interest expense	2,063		1,958		5.4%
Interest income	293		214		37.0%
Interest expense, net	1,770		1,744		1.5%
Foreign exchange loss (gain)	371		(505)		NA
Loss (gain) on monetary position in inflationary subsidiaries	(59)		(460)		-87.1%
Market value (gain) loss on financial instruments	67		310		-78.3%
Comprehensive financing result	2,149		1,090		97.2%
Income before taxes	4,603		(22,769)		NA
Income taxes	1,386		1,239		11.8%
Result from discontinued operations	2,790		196		1322.7%
Consolidated net income	6,008		(23,812)		NA
Net income attributable to equity holders of the company	5,541	11.0%	(24,245)	-49.3%	NA
Non-controlling interest	467	0.9%	434	0.9%	7.6%
Operating income (6)	7,342	14.6%	7,319	14.9%	0.3%
Depreciation	2,140		2,223		-3.7%
Amortization and other operating non-cash charges	733		879		-16.6%
Operating cash flow (6)(8)	10,215	20.4%	10,421	21.2%	-2.0%	4.1%

CAPEX	3,970		4,316

(1)   Except volume and average price per unit case figures.
(2)   2017 financial information is re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.
(3)   Sales volume and average price per unit case exclude beer results.
(4)   Please refer to page 16 for revenue breakdown.

(5)   Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others.

(6)   The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(7)   Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(8)   Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(9)   Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 11

YTD - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	FY 2018	% Rev	FY 2017 Re-presented(2)	% Rev	Δ % Reported	Δ % Comparable (9)
Transactions (million transactions)	19,725.7		19,596.8		0.7%	1.4%
Volume (million unit cases) (3)	3,321.8		3,318.2		0.1%	1.3%
Average price per unit case (3)	50.57		51.31		-1.4%
Net revenues	181,823		182,850		-0.6%
Other operating revenues	519		406		27.9%
Total revenues (4)	182,342	100.0%	183,256	100.0%	-0.5%	5.9%
Cost of goods sold	98,404	54.0%	99,749	54.4%	-1.3%
Gross profit	83,938	46.0%	83,507	45.6%	0.5%	5.5%
Operating expenses	57,924	31.8%	58,045	31.7%	-0.2%
Other operating expenses, net	1,032	0.6%	369	0.2%	179.9%
Operating equity method (gain) loss in associates(5)	309	0.2%	98	0.1%	216.4%
Operating income (6)	24,673	13.5%	24,996	13.6%	-1.3%	0.9%
Other non operating expenses, net	848		30,988		-97.3%
Non Operating equity method (gain) loss in associates(7)	(83)		(158)		-47.6%
Interest expense	7,568		8,778		-13.8%
Interest income	1,004		791		26.9%
Interest expense, net	6,564		7,987		-17.8%
Foreign exchange loss (gain)	277		(788)		NA
Loss (gain) on monetary position in inflationary subsidiaries	(212)		(1,591)		-86.7%
Market value (gain) loss on financial instruments	314		(246)		NA
Comprehensive financing result	6,943		5,362		29.5%
Income before taxes	16,964		(11,196)		NA
Income taxes	5,260		4,184		25.7%
Result from discontinued operations	3,366		3,726		-9.7%
Consolidated net income	15,070		(11,654)		NA
Net income attributable to equity holders of the company	13,910	7.6%	(12,802)	-7.0%	NA
Non-controlling interest	1,159	0.6%	1,148	0.6%	1.0%
Operating income (6)	24,673	13.5%	24,996	13.6%	-1.3%
Depreciation	8,404		8,403		0.0%
Amortization and other operating non-cash charges	2,379		2,893		-17.8%
Operating cash flow (6)(8)	35,456	19.4%	36,292	19.8%	-2.3%	3.8%

CAPEX	11,069		12,917

(1)   Except volume and average price per unit case figures.
(2)   2017 financial information is re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.
(3)   Sales volume and average price per unit case exclude beer results.
(4)   Please refer to page 17 for revenue breakdown.
(5)   Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others. For January '17 includes Coca-Cola FEMSA Philippines, Inc.
(6)   The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7)   Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(8)   Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(9)   Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 12

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	4Q 18	% Rev	4Q 17	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	2,807.4		2,763.9		1.6%	-2.6%
Volume (million unit cases)	503.8		495.1		1.8%	-1.1%
Average price per unit case	50.40		47.16		6.9%
Net revenues	25,390		23,347
Other operating revenues	34		37
Total revenues (2)	25,424	100.0%	23,384	100.0%	8.7%	4.1%
Cost of goods sold	13,192	51.9%	12,181	52.1%
Gross profit	12,232	48.1%	11,203	47.9%	9.2%	4.7%
Operating expenses	8,381	33.0%	7,680	32.8%
Other operating expenses, net	286	1.1%	215	0.9%
Operating equity method (gain) loss in associates (3)	161	0.6%	126	0.5%
Operating income (4)	3,404	13.4%	3,182	13.6%	7.0%	4.5%
Depreciation, amortization & other operating non-cash charges	1,901	7.5%	1,695	7.3%
Operating cash flow (4)(5)	5,305	20.9%	4,877	20.9%	8.8%	5.3%

Accumulated information
	FY 2018	% Rev	FY 2017	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	11,507.5		11,231.7		2.5%	-1.3%
Volume (million unit cases)	2,065.0		2,017.9		2.3%	0.5%
Average price per unit case	48.47		45.87		5.7%
Net revenues	100,098		92,565
Other operating revenues	64		77
Total revenues (2)	100,162	100.0%	92,643	100.0%	8.1%	5.2%
Cost of goods sold	52,000	51.9%	47,537	51.3%
Gross profit	48,162	48.1%	45,106	48.7%	6.8%	4.0%
Operating expenses	33,714	33.7%	30,731	33.2%
Other operating expenses, net	427	0.4%	180	0.2%
Operating equity method (gain) loss in associates (3)	405	0.4%	221	0.2%
Operating income (4)	13,617	13.6%	13,975	15.1%	-2.6%	-4.0%
Depreciation, amortization & other operating non-cash charges	6,801	6.8%	5,812	6.3%
Operating cash flow (4)(5)	20,417	20.4%	19,788	21.4%	3.2%	1.1%

(1)   Except volume and average price per unit case figures.
(2)   Please refer to pages 16 and 17 for revenue breakdown.
(3)   Includes equity method in Jugos del Valle, Estrella Azul, among others. For January '17 includes Coca-Cola FEMSA Philippines, Inc.
(4)   The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(5)   Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)   Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 13

South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	4Q 18	% Rev	4Q 17	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	2,379.3		2,360.1		0.8%	7.0%
Volume (million unit cases) (2)	368.0		378.2		-2.7%	4.2%
Average price per unit case (2)	54.63		57.56		-5.1%
Net revenues	24,592		25,682
Other operating revenues	149		103
Total revenues (3)	24,741	100.0%	25,784	100.0%	-4.0%	12.4%
Cost of goods sold	13,957	56.4%	14,359	55.7%
Gross profit	10,784	43.6%	11,425	44.3%	-5.6%	7.5%
Operating expenses	6,784	27.4%	7,098	27.5%
Other operating expenses, net	116	0.5%	214	0.8%
Operating equity method (gain) loss in associates (4)	(54)	-0.2%	(24)	-0.1%
Operating income (5)	3,938	15.9%	4,137	16.0%	-4.8%	4.0%
Depreciation, amortization & other operating non-cash charges	972	3.9%	1,407	5.5%
Operating cash flow (5)(6)	4,910	19.8%	5,543	21.5%	-11.4%	2.7%

Accumulated information
	FY 2018	% Rev	FY 2017	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	8,218.2		8,365.1		-1.8%	4.1%
Volume (million unit cases) (2)	1,256.8		1,300.2		-3.3%	2.8%
Average price per unit case (2)	54.01		59.74		-9.6%
Net revenues	81,725		90,285
Other operating revenues	455		329
Total revenues (3)	82,180	100.0%	90,613	100.0%	-9.3%	6.9%
Cost of goods sold	46,404	56.5%	52,212	57.6%
Gross profit	35,775	43.5%	38,401	42.4%	-6.8%	8.0%
Operating expenses	24,210	29.5%	27,315	30.1%
Other operating expenses, net	606	0.7%	189	0.2%
Operating equity method (gain) loss in associates (4)	(96)	-0.1%	(123)	-0.1%
Operating income (5)	11,056	13.5%	11,020	12.2%	0.3%	8.8%
Depreciation, amortization & other operating non-cash charges	3,983	4.8%	5,483	6.1%
Operating cash flow (5)(6)	15,038	18.3%	16,504	18.2%	-8.9%	8.4%

(1)   Except volume and average price per unit case figures.
(2)   Sales volume and average price per unit case exclude beer results.
(3)   Please refer to pages 16 and 17 for revenue breakdown.
(4)   Includes equity method in Leao Alimentos, Verde Campo, among others.
(5)   The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6)   Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(7)   Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 14

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.
		Dec-18		Dec-17
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	23,727	Ps.	18,767
Total accounts receivable		14,847		17,576
Inventories		10,051		11,364
Other current assets		8,865		7,950
Total current assets		57,490		55,657
Property, plant and equipment
Property, plant and equipment		106,259		121,968
Accumulated depreciation		(44,316)		(46,141)
Total property, plant and equipment, net		61,942		75,827
Investment in shares		10,518		12,540
Intangibles assets and other assets		116,804		124,243
Other non-current assets		17,033		17,410
Total Assets	Ps.	263,788	Ps.	285,677

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	11,604	Ps.	12,171
Suppliers		19,746		19,956
Other current liabilities		14,174		23,467
Total current liabilities		45,524		55,595
Long-term bank loans and notes payable		70,201		71,189
Other long-term liabilities		16,313		18,184
Total liabilities		132,037		144,968
Equity
Non-controlling interest		6,807		18,141
Total controlling interest		124,943		122,568
Total equity		131,750		140,709
Total Liabilities and Equity	Ps.	263,788	Ps.	285,677

Press Release 4Q 2018 February 26, 2019	Page 15

Quarter - Volume, Transactions & Revenues
For the three months ended on December 31, 2018 and 2017
Volume
Expressed in million unit cases	4Q 2018					4Q 2017 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	D%
Mexico	328.7	22.9	64.2	28.3	444.0	333.4	22.7	65.5	26.4	448.0	-0.9%
Central America	51.7	2.8	0.1	5.1	59.8	39.5	2.8	0.2	4.6	47.1	27.0%
Mexico and Central America	380.4	25.7	64.3	33.4	503.8	372.8	25.5	65.7	31.0	495.1	1.8%
Colombia	56.6	7.2	4.8	4.8	73.5	54.5	7.2	4.7	4.9	71.3	3.1%
Venezuela	-	-	-	-	-	16.2	2.4	0.2	0.7	19.5	-
Brazil	205.2	14.6	2.4	14.8	236.9	200.8	12.6	2.0	11.3	226.7	4.5%
Argentina	35.0	4.6	1.3	3.3	44.2	49.4	5.4	1.3	4.5	60.7	-27.1%
Uruguay	12.1	1.0	0.0	0.3	13.3	-	-	-	-	-	-
South America	308.9	27.3	8.4	23.3	368.0	320.9	27.5	8.3	21.4	378.2	-2.7%
Total	689.3	53.0	72.8	56.6	871.7	693.8	53.1	74.0	52.4	873.2	-0.2%
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million of transactions	4Q 2018					4Q 2017(3)					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	D%
Mexico	1,931.4	168.2		224.4	2,324.0	2,003.4	166.8		217.0	2,387.2	-2.6%
Central America	409.1	16.3		58.0	483.4	302.1	15.0		59.6	376.7	28.3%
Mexico and Central America	2,340.6	184.5		282.4	2,807.4	2,305.5	181.8		276.6	2,763.9	1.6%
Colombia	398.1	98.4		56.6	553.0	402.3	81.1		50.5	533.8	3.6%
Venezuela	-	-		-	-	97.0	19.6		6.3	122.9	-
Brazil	1,257.8	125.1		144.9	1,527.9	1,176.3	109.2		125.5	1,410.9	8.3%
Argentina	183.5	27.4		22.8	233.6	234.9	28.9		28.6	292.4	-20.1%
Uruguay	59.6	4.5		0.7	64.8	-	-		-	-	-
South America	1,898.9	255.4		224.9	2,379.3	1,910.5	238.8		210.8	2,360.1	0.8%
Total	4,239.5	439.9		507.3	5,186.7	4,216.0	420.5		487.5	5,124.0	1.2%

Revenues
Expressed in million Mexican Pesos	4Q 2018	4Q 2017(3)	D%

Mexico	20,921	20,041	4.4%
Central America	4,503	3,340	34.8%
Mexico and Central America	25,424	23,381	8.7%
Colombia	3,790	3,708	2.2%
Venezuela	-	769	-
Brazil (4)	17,433	17,017	2.4%
Argentina	2,381	4,290	-44.5%
Uruguay	1,138	-	-
South America	24,741	25,784	-4.0%
Total	50,165	49,165	2.0%

(3) Volume, transactions and revenues for 4Q 2017 are re-presented excluding the Philippines.
(4) Brazil includes beer revenues of Ps.4,490.6 million for the fourth quarter of 2018 and Ps. 3,913.1 million for the same period of the previous year.

Press Release 4Q 2018 February 26, 2019	Page 16

Full Year - Volume, Transactions & Revenues
For the twelve months ended on December 31, 2018 and 2017
Volume
Expressed in million unit cases	FY 2018					FY 2017(3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	D%
Mexico	1,348.8	102.9	279.0	119.5	1,850.2	1,346.0	98.4	289.3	111.3	1,845.0	0.3%
Central America	182.4	11.1	0.6	20.6	214.7	142.8	10.5	0.6	19.1	173.0	24.2%
Mexico and Central America	1,531.2	114.0	279.6	140.1	2,065.0	1,488.8	108.8	289.9	130.4	2,017.9	2.3%
Colombia	207.6	26.6	19.6	17.5	271.4	199.7	24.4	18.6	22.3	265.0	2.4%
Venezuela	-	-	-	-	-	54.6	6.8	0.5	2.3	64.2	-
Brazil	688.8	46.9	7.6	44.1	787.4	680.4	40.8	6.6	37.3	765.1	2.9%
Argentina	140.9	17.4	4.7	12.4	175.3	166.2	20.4	3.7	15.6	205.9	-14.9%
Uruguay	20.8	1.6	0.0	0.3	22.7	-	-	-	-	-	-
South America	1,058.1	92.5	31.9	74.3	1,256.8	1,100.9	92.4	29.4	77.5	1,300.3	-3.3%
Total	2,589.4	206.5	311.6	214.4	3,321.8	2,589.7	201.3	319.3	207.9	3,318.2	0.1%
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions	FY 2018					FY 2017(3)					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	D%
Mexico	8,015.1	754.9		958.2	9,728.2	8,122.7	727.6		914.2	9,764.5	-0.4%
Central America	1,468.1	63.8		247.4	1,779.3	1,158.8	61.0		247.4	1,467.2	21.3%
Mexico and Central America	9,483.2	818.7		1,205.6	11,507.5	9,281.5	788.6		1,161.5	11,231.7	2.5%
Colombia	1,505.3	361.3		193.7	2,060.3	1,511.5	312.5		222.5	2,046.5	0.7%
Venezuela	-	-		-	-	358.3	61.5		21.2	441.0	-
Brazil	4,237.3	405.2		482.9	5,125.4	4,079.6	358.4		419.7	4,857.6	5.5%
Argentina	738.0	97.3		84.8	920.1	813.9	105.0		101.0	1,019.9	-9.8%
Uruguay	103.9	7.3		1.2	112.4	-	-		-	-	-
South America	6,584.5	871.1		762.6	8,218.2	6,763.2	837.5		764.4	8,365.1	-1.8%
Total	16,067.7	1,689.8		1,968.2	19,725.68	16,044.7	1,626.1		1,925.9	19,596.79	0.7%

Revenues
Expressed in million Mexican Pesos	FY 2018	FY 2017(3)	D%

Mexico	84,351	79,850	5.6%
Central America	15,811	12,793	23.6%
Mexico and Central America	100,162	92,643	8.1%
Colombia	14,580	14,222	2.5%
Venezuela	-	4,005	-
Brazil (4)	56,523	58,518	-3.4%
Argentina	9,152	13,869	-34.0%
Uruguay	1,925	-	-
South America	82,180	90,613	-9.3%
Total	182,342	183,256	-0.5%
(3) Volume, transactions and revenues for FY 2017 are re-presented excluding the Philippines.
(4) Brazil includes beer revenues of Ps. 13,848.5 million for 2018 and Ps. 12,608.1million for the same period of the previous year.

Press Release 4Q 2018 February 26, 2019	Page 17

Macroeconomic Information
Fourth quarter 2018

Inflation(1)

	FY 18	4Q 18
Mexico	4.83%	1.92%
Guatemala	2.31%	0.33%
Nicaragua	3.89%	2.43%
Costa Rica	2.03%	1.30%
Panama	0.16%	-0.88%
Colombia	3.18%	0.58%
Brazil	3.75%	0.96%
Argentina	47.65%	14.35%
Uruguay	7.96%	0.03%
(1) Source: inflation estimated by the company based on historic publications from the Central Banks of each country.

Average Exchange Rates for each Period (2)

	Quarterly Exchange Rate (local currency per USD)			Accumulated Exchange Rate (local currency per USD)
	4Q 18	4Q 17	Δ %	FY 18	FY 17	Δ %
Mexico	19.83	18.93	4.8%	19.24	18.93	1.6%
Guatemala	7.72	7.34	5.2%	7.52	7.35	2.3%
Nicaragua	32.13	30.60	5.0%	31.55	30.05	5.0%
Costa Rica	605.04	571.39	5.9%	580.15	572.17	1.4%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	3,163.86	2,987.44	5.9%	2,956.20	2,951.06	0.2%
Brazil	3.81	3.25	17.3%	3.65	3.19	14.5%
Argentina	37.13	17.56	111.5%	28.11	16.56	69.7%
Uruguay	32.54	29.13	11.7%	30.71	28.65	7.2%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Quarter Exchange Rate (local currency per USD)
	Dec 2018	Dec 2017	Δ %	Sep 2018	Sep 2017	Δ %
Mexico	19.68	19.74	-0.3%	18.81	18.20	3.4%
Guatemala	7.74	7.34	5.3%	7.70	7.34	4.9%
Nicaragua	32.33	30.79	5.0%	31.94	30.41	5.0%
Costa Rica	611.75	572.56	6.8%	585.80	574.13	2.0%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	3,249.75	2,984.00	8.9%	2,972.18	2,936.67	1.2%
Brazil	3.87	3.31	17.1%	4.00	3.17	26.4%
Argentina	37.70	18.65	102.2%	41.25	17.31	138.3%
Uruguay	32.39	28.76	12.6%	33.21	28.95	14.7%
(2) Average exchange rate for each period computed with the average exchange rate of each month.

Press Release 4Q 2018 February 26, 2019	Page 18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: February 26, 2019